EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES

Dollars in millions)	2004	2003	2002	2001	2000

Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$64	$(381)	$84	$(291)	$452
Add:
Interest expense	123	130	128	146	142
Appropriate portion of rental expense (1)	21	21	28	28	28
Amortization of capitalized interest	15	12	13	15	15
Earnings (loss) as adjusted	$223	$(218)	$253	$(102)	$637

Fixed charges:
Interest expense	$123	$130	$128	$146	$142
Appropriate portion of rental expense (1)	21	21	28	28	28
Capitalized interest	3	3	4	5	6
Total fixed charges	$147	$154	$160	$179	$176

Ratio of earnings (loss) to fixed charges	1.5x	(A)	1.6x	(B)	3.6x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

(A)	Due to the net loss reported, the coverage ratio was less than 1x. To achieve a coverage ratio of 1x, additional pre-tax earnings of $372 million would have been required for 2003.

(B)	Due to the net loss reported, the coverage ratio was less than 1x. To achieve a coverage ratio of 1x, additional pre-tax earnings of $281 million would have been required for 2001.

133